

June 9, 2021

Alice Newcombe-Ellis
Chief Executive Officer and Director
Ahren Acquisition Corp.
850 Library Avenue, Suite 204
Newark, DE 19711

      Re: **Ahren Acquisition Corp.**
          Draft Registration Statement on Form S-1
          Submitted May 13, 2021
          CIK No. 0001856696

Dear Ms. Newcombe-Ellis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, Submitted May 13, 2021

Cover Page

1. Please include, either on the cover page or in the summary section of the prospectus, the complete mailing address of your principal executive offices. See Item 503(b) of Regulation S-K.

Limited Payments to Insiders, page 23

2. We note your disclosure that certain funds held outside of the trust account will be allotted for "payment of consulting, success or finder fees to our independent directors or their respective affiliates in connection with the consummation of our initial business combination." Please revise to clarify whether these amounts are capped at $130,000.

We note that footnote (7) to your Use of Proceeds table includes "amounts that [you] may elect to pay consultants and/or advisors." Also clarify whether you will compensate any of your "Science Partners."

Capitalization, page 84

3. Please revise to disclose in reasonable detail how the amounts shown in the "As Adjusted" column for the Warrant liability, the 22,735,903 Class A ordinary shares subject possible redemption, Additional paid-in-capital and Accumulated deficit were derived.

4. We note you present "As Adjusted" shareholders' equity of $5,000,010 in Summary Financial Data on page 35. However, the amount of "As Adjusted" shareholders' equity presented in your Capitalization table is $3,857,906. Please reconcile this apparent inconsistency, as appropriate.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Russell Deutsch